

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via fax (916) 575-8302

August 10, 2010

Michael McNamara
Chief Executive Office
Flextronics International LTD.
2 Changi South Lane
Singapore, 486123

> **Re: Flextronics International LTD.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed May 24, 2010**
> **File No. 000-23354**

Dear Mr. McNamara:

We have reviewed your letter dated July 26, 2010 in connection with the above-referenced filing and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 7, 2010)

Qualifications of Directors and Nominees, page 4

1.   Please advise what consideration you gave to the requirements of Item 407(c)(2)(vi) of Regulation S-K. We would expect to see more detailed

disclosure with respect to whether your Nominating and Corporate Governance Committee considers diversity in identifying nominees for director, if your Nominating and Corporate Governance Committee has a policy with regard to the consideration of diversity in indentifying director nominees and a description of how this policy is implemented, as well as how the Nominating and Corporate Governance Committee assesses the effectiveness of its policy.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 7, 2010)

Compensation Discussion & Analysis

Deferred Compensation, page 54

2.   Please describe and explain how the payment and contribution levels, bonus awards, and vesting terms were determined under the deferred compensation arrangements with your various named executive officers, and why the Compensation Committee considered such amounts appropriate. In this regard, please include in your explanation a discussion of how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K.

        Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3499.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief